Exhibit 99.3      Press Release

PRESS RELEASE

January 22, 2001               For further information contact:
                               David M. Bradley
                               Chairman, President and Chief Executive Officer
                               North Central Bancshares, Inc.
                               825 Central Avenue  PO Box 1237
                               Fort Dodge, Iowa 50501
                               515-576-7531

       NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS PER SHARE
                      FOR FOURTH QUARTER AND YEAR END 2000
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $2.00 diluted earnings per share for the year ended December 31, 2000, compared to diluted earnings per share of $1.60 for the year ended December 31, 1999, an increase in diluted earnings per share of 25.0%. In dollars, the Company's net income was $4.0 million for the year ended December 31, 2000, as compared to $4.2 million for the year ended December 31, 1999.

The Company's net income was $1,028,000, or diluted earnings per share of $0.53, for the fourth quarter of 2000, compared to net income of $981,000, or diluted earnings per share of $0.43 for the fourth quarter of 1999, an increase in diluted earnings per share of 23.3%.

During the quarter ended December 31, 2000, the Company recorded an income tax benefit of $100,000 and interest income on this tax item of $62,000, due to receipt of a state franchise tax refund related to an issue that had been under dispute for several years.

Total assets at December 31, 2000 were $389.0 million as compared to $367.4 million at December 31, 1999. The increase in assets resulted primarily from increases in loans, offset by a decrease in cash and securities available-for-sale. Cash decreased by $3.8 million, or 30.1%, from $12.7 million at December 31, 1999 to $8.8 million at December 31, 2000. Securities available-for-sale decreased $6.3 million, or 12.8%, from $49.7 million at December 31, 1999 to $43.4 million at December 31, 2000. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans increased by $31.3 million, or 10.9%, to $318.0 million at December 31, 2000 from $286.8 million at December 31, 1999.

Deposits decreased $9.9 million, or 3.6%, to $261.2 million at December 31, 2000 from $271.0 million at December 31, 1999. Other borrowed funds increased $32.9 million, or 59.0%, to $88.6 million at December 31, 2000 from $55.7 million at December 31, 1999. The increase in other borrowings was primarily due to the funding of asset growth and stock repurchases.

                                     - MORE-

Nonperforming assets were 0.28% of total assets as of December 31, 2000 compared to 0.20% of total assets as of December 31, 1999. The allowance for loan losses was $2.8 million, or 0.88% of total loans, at December 31, 2000, compared to $2.8 million, or 0.95% of total loans, at December 31, 1999.

The net interest spread of 2.59% for the year ended December 31, 2000 represented a decrease from the net interest spread of 2.86% for the year ended December 31, 1999. The net interest margin of 2.95% for the year ended December 31, 2000 represented a decrease from the net interest margin of 3.35% for the year ended December 31, 1999. Net interest income for the year ended December 31, 2000 was $10.6 million, compared to net interest income of $11.0 million for the corresponding period a year ago.

The Bank's provision for loan losses was $120,000 for the years ended December 31, 2000 and 1999. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.4 million at December 31, 2000, compared to $38.1 million at December 31, 1999. Stockholders' equity decreased by $1.7 million primarily due to stock repurchases and declared dividends, which were offset in part by earnings. Book value, or stockholders' equity per share, at December 31, 2000 was $19.04 compared to $16.86 at December 31, 1999. The ratio of stockholders' equity to total assets was 9.4% at December 31, 2000, as compared to 10.4% at December 31, 1999.

Stockholders of record on December 15, 2000, received a quarterly cash dividend of $0.125 per share on January 5, 2001.

Recently, the Company commenced a new stock repurchase program for 100,000 shares, of which 57,500 shares remain to be repurchased. The Company has 1,911,880 shares of common stock currently outstanding.

During the year ended December 31, 2000, the Company repurchased a total of 349,862 shares or approximately 15.5% of its outstanding shares of common stock at prevailing market prices averaging $16.40 per share. Since its formation in 1996, the Company has invested a total of $34.7 million in the repurchase of 2,116,967 shares of its outstanding stock.

The Company announced a dividend reinvestment and stock purchase plan on September 22, 2000. Shareholders owning 100 or more shares registered in their name are eligible to enroll in this plan.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

            Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)      December 31, 2000               December 31, 1999

Assets
   Cash and cash equivalents                             $          8,850                 $         12,669
   Securities available for sale                                   43,351                           49,693
   Loans (net of allowance of loan loss of $2.8
     million and $2.8 million, respectively)                      318,026                          286,838
   Goodwill                                                         5,443                            5,915
   Other assets                                                    13,328                           12,318
                                                          ---------------                  ---------------
     Total Assets                                        $        388,998                 $        367,433
                                                         ================                 ================
Liabilities
   Deposits                                              $        261,166                 $        271,031
   Other borrowed funds                                            88,592                           55,715
   Other liabilities                                                2,842                            2,560
                                                          ---------------                  ---------------
      Total Liabilities                                           352,600                          329,306

Stockholders' Equity                                               36,398                           38,127
                                                          ---------------                  ---------------

   Total Liabilities and Stockholders' Equity            $        388,998                 $        367,433
                                                         ================                 ================
Stockholders' equity to total assets                                 9.36%                           10.38%
                                                         ================                 ================
Book value per share                                     $          19.04                 $          16.86
                                                         ================                 ================
Total shares outstanding                                        1,911,880                        2,261,742
                                                         ================                 ================

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                  For the Three Months                    For the Year
                                                   Ended December 31,                  Ended December 31,
                                                2000                 1999             2000             1999
                                                ----                 ----             ----             ----

Interest income                            $    7,071           $   6,455         $ 27,284         $  24,556
Interest expense                                4,534               3,778           16,707            13,604
                                            ---------            --------          -------          --------
   Net interest income                          2,537               2,677           10,577            10,952
Provision for loan loss                            30                  30              120               120
                                            ---------            --------          -------          --------
   Net interest income after provision
   for loan loss                                2,507               2,647           10,457            10,832
Noninterest income                              1,118                 959            4,014             4,063
Noninterest expense                             2,286               2,115            8,587             8,454
                                            ---------            --------          -------          --------
   Income before income taxes                   1,339               1,491            5,884             6,441
Income taxes                                      311                 510            1,873             2,241
                                            ---------            --------          -------          --------
   Net income                              $    1,028           $     981         $  4,011         $   4,200
                                           ==========           =========         ========         =========

Basic earnings per share                   $     0.55           $    0.44         $   2.04         $    1.63
                                           ==========           =========         ========         =========

Diluted earnings per share                 $     0.53           $    0.43         $   2.00         $    1.60
                                           ==========           =========         ========         =========

Selected Financial Ratios

                                                        For the Three Months              For the Year
                                                         Ended December 31,             Ended December 31,

                                                         2000          1999             2000          1999
                                                         ----          ----             ----          ----
Performance ratios
   Net interest spread                                   2.44%          2.79%          2.59%          2.86%
   Net interest margin                                   2.77%          3.11%          2.95%          3.35%
   Return on average assets                              1.07%          1.07%          1.06%          1.21%
   Return on average equity                             11.31%         10.07%         11.08%          9.51%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)          62.54%         58.17%         58.85%         56.30%